SilverCrest Reports Annual General Meeting Results

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. June 29, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that the Company’s Audited Consolidated Financial Statements for the year ended December 2011 were received and accepted at its Annual General Meeting held on June 20th, 2012. Shareholders of the Company also considered and approved resolutions in favor of:

  re-election of J. Scott Drever, Ross O. Glanville, Barney Magnusson, George W. Sanders and Graham C. Thody as the Directors of the Company,
  re-appointment of Davidson & Company as Auditor of the Company, and
  approval of the Company’s “rolling 10%” Stock Option Plan.

Subsequent to the Annual General meeting the duly constituted Board of Directors approved the following appointments:

  President & Chief Executive Officer: J. Scott Drever
  Chief Financial Officer:                        Barney Magnusson
  Chief Operating Officer:                      N. Eric Fier
  Corporate Secretary:                            Bernard Poznanski
  Vice President Operations:                 Brent McFarlane
  Vice President Exploration:                 Gerald Thomas

J. Scott Drever, President, stated: “We wish to thank our shareholders for their strong continued support over the past several years as the Company developed its Santa Elena gold and silver mine in Sonora, Mexico and transitioned to a producing company. The Company achieved commercial production in 2011 and showed a strong financial performance throughout the year. The Company will continue to improve operating efficiencies at Santa Elena and will strive to realize the full potential of the mine by completing an expansion plan that may potentially double metals production by 2014. The Company is also rapidly advancing the delineation of a large polymetallic deposit at the La Joya Property in Durango, Mexico which may well prove to be its next operation.”

The TSX-Venture Exchange has requested that SilverCrest advise that Mr. Fred Cooper has been retained and employed as an investor relations provider on behalf of the Company since 2003.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango, Mexico.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

Contact: Fred Cooper
Telephone: (604) 694-1730 ext. 108
Fax: (604) 694-1761
“J. Scott Drever”	Toll Free: 1-866-691-1730
----------------------------------------	Email:
SILVERCREST MINES INC.	info@silvercrestmines.com
Website:
www.silvercrestmines.com
570 Granville Street, Suite 501

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